OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Samsara Luggage, Inc.

One University Plaza, Suite 505
Hackensack, NJ 07601

www.SamsaraLuggage.com

Up to Maximum of 535,000 shares of common stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Minimum 5,000 shares of common stock ($10,000)

Maximum 535,000 shares of common stock ($1,070,000)

Company	Samsara Luggage, Inc.
Corporate Address	One University Plaza, Suite 505, Hackensack, NJ 07601
Description of Business	The Company was formed in 2017 with the objective of designing and manufacturing exceptionally designed and high quality products to meet the evolving needs of a frequent traveler for a fair price. The Company also seeks present new technologies within the aluminum luggage industry, including the world's first aluminum "smart" suitcase.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$2.00
Minimum Investment Amount (per investor)	$200

Perks

All perks occur after the offering is completed

$500 — First 50 investors who invest $500 and up => receive a Samsara suitcase.
$1000 — Invest $1000 and up => receive $100 discount on Samsara Luggage products.
$1500 — Invest $1,500 and up => receive a 3 year discount 20% off all Samsara products.
$5,000 — Invest $5,000 and up => receive a Samsara suitcase.
$10,000 — Invest 10,000 and up => receive a ticket to the Bahamas* and a Samsara suitcase for your journey.

*From a US destination

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

Description of Business

The Company was formed in 2017 with the objective of designing and manufacturing exceptionally designed and high quality products to meet the evolving needs of a frequent traveler for a fair price. The Company also seeks present new technologies within the aluminum luggage industry, including the world's first aluminum "smart" suitcase (the "suitcase" or "product").

The number of flights is multiplying annually, leading to a rapidly growing luggage market throughout the world. The global annual luggage retail market generated 32 billion USD last year, and North America alone generated 8.6 billion USD, while the annual growth rate in North America increased in 3.7% annually over the past 5 years. The global luggage market expected to have a compound annual growth rate of approximately 6% from $185 billion in 2017 to $196 billion in 2021. Carry-on luggage segment is over 33% of the global retail luggage market. There is a growing demand for aluminum premium luggage, with only a few manufactures. Source: Global Luggage Market 2017 – 2021, Technavio, 2016, Annual reports and public relations

We believe that aluminum is an untapped segment within the premium luggage market, with only few manufacturers currently in the industry. The product contains a 6061 aluminum alloy that combines Titanium, Magnesium and Zinc to create a lightweight and durable natural material. The same materials and high-level technology used to construct the suitcase are the same materials used in the aviation industry.

The structure and design of the suitcase provides several advantages. The structure of the suitcase was designed to provide both convenience and ample storage space. The suitcase contains an ergonomic design with a flat top. The suitcase also contains a variety of storage options, including an opening log and a special wheel design that creates additional packing space. The suitcase also comes in two colors, black or gray.

Furthermore, the suitcase contains anodized coating, an electrolytic process that increases the natural oxide layer of the suitcase. The coated surface provides extra protection and a long- lasting appearance. It provides strength without adding weight, and protects the suitcase from scratches in addition to corrosion and weather damages. The anodized coating also gives the suitcase its color.

The "smart" component of the suitcase is an additional unique feature of the product. The product provides LED light control inside the suitcase. Furthermore, the suitcase's alert system informs the owner of its location. The suitcase also contains a battery for charging laptops and mobile phones, and has USB-C compatibility.

Competition

Samsara's primary competitors in the carry-on luggage industry include Rimowa, Samsonite (Tumi) and Zero Halliburton in addition there are few more small manufacturers. However, all of Samsara's competitors producing aluminum suitcases from a lower quality aluminum for a higher price than Samsara's price. Our product's suitcase price is $650, compared to our competitors' prices, which vary between $700 to over $2,000, with an average price of approximately $1,300. Additionally, due to our product's high quality raw materials and handcrafted production, we believe our product's structure contains an advantage over our competitors.

Liabilities and Litigation

We are currently not involved in any legal proceedings.

The team

Officers and directors

Atara Dzikowski	Co-Founder, Director and CEO
David Dahan	Co-Founder, Director and CTO

Atara Dzikowski
Atara has extensive senior managerial experience in development and public affairs, specializing in the fields of art and design. Samsara Luggage was developed within Atara's design house, Design Boxes, which promotes fresh and innovative design while fostering exceptional new talent. Atara has been Chairperson and CEO of Design Boxes (2013-to date). Prior to opening her firm, Atara was Director of Development and Public Affairs of Shenkar College of Engineering, Design and Art ; and spent years working for news stations of leading television networks. In addition, Atara serves as the director of the friends of TAMA Museum. Atara holds a Master's in Public Administration from Clark University in addition to a BA degree in Communication and Management. Atara has been serving as Director and CEO of Samsara since the inception of the company in 2017.

David Dahan
David is an entrepreneur specializing in tech R&D and software management with an extensive business background, focusing on business development and strategic planning. Over seven years ago (2009-to date) David Co-Founded Serve Africa Ltd. as the main investor of the firm. Serve Africa is a holding company, mainly providing Satellite IP connectivity communication services throughout the continent of Africa. Prior to that David Founded Viramedics Ltd., a Bio-Tech firm dealing with Skin Cancer detection, working with leading medical institutes worldwide towards clinical studies and implementation. David also serves as a consultant to companies, mainly in software algorithm field - among the companies are Intel corporation, TelMap, Fiberzone networks and more. Over the past two years (2015-to date) David joined Nova-Sight Ltd., a medical device company developing products for diagnostics and therapy in the ophthalmology fields. He holds a B.sc degree in Physics and Computer Science. David has been serving as Director and CTO of Samsara since the inception of the company in 2017.

Number of Employees: 2

Related party transactions

During the period that ended August 31, 2017, the Company issued 5,000,000 shares of common stock to a related party at par value for which it had not received payment as of the end of the period. This amount is reflected as a reduction in equity.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We are an early stage company.** The Company has a limited operating history and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, in that they can price their product right and sell it to enough people such that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.
- **The Company depends on one primary product.** In 2016, the year we commenced sales, all of our revenues came from sales of our luggage product. In 2017, luggage sales constituted more than 90% of our revenues. The Company's survival in the near term depends on our ability to sell the luggage product to sufficient numbers of customers to make a profit.
- **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.** In connection with the Samsara Luggage, we have a Design Patent Application for our product's design. There is no guarantee that we will be able to obtain patent protection for the claims we have submitted, which would significantly decrease the value of our products. It may also lead to unauthorized use or copying of our technology. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect the business.
- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **We have a small management team.** We depend on the skills and experience of a small management team. If the Company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.
- **We will need more people to join our company.** As we grow, we will need additional employees, mostly, engineering, technology, marketing and sales personnel. There are no guarantees that we will find the right type of personnel who will be able to sell enough of our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.
- **The Company will need more money.** The Company might not sell enough common

stock in this offering to meet its operating needs and fulfill its plans. Even if it sells all the common stock it is offering now, it will probably need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The Company competes with other companies that manufacture and sell carry-on luggage. These manufacturers may have more engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring products to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could be difficult for us to overcome. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.
- **The Company is controlled by its officers and other shareholders.** The Company's officers and an additional investor own all of the Company's voting stock. As a result, if investors in this offering receive equity, they will not have the ability to control a vote by the shareholders or the board of directors.
- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity issued in the future with rights that are superior to the class of equity into which the shares may convert.
- **Limited Transferability.** Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.
- **Our business is sensitive to consumer spending and general economic conditions.** Consumer purchases of discretionary premium items, which include all our products, may be adversely affected by economic conditions such as employment levels, wage and salary levels, trends in consumer confidence and spending, reductions in consumer net worth, interest rates, inflation, the availability of consumer credit and taxation policies. Consumer purchases in general may decline during recessions, periods of prolonged declines in the equity markets or housing markets and periods when disposable income and perceptions of consumer wealth are lower, and these risks may be exacerbated for us due to our focus on discretionary premium items. A downturn in the global economy, or in a regional economy in which we have significant sales, could have a material, deleterious effect on consumer purchases of our products, our results of operations and our financial position, and a downturn adversely affecting our affluent consumer base or travelers could have a disproportionate impact on our business. There continues to be significant volatility and uncertainty in the global economy.

- **A decrease in travel levels could negatively impact sales of our travel goods.** Sales of travel goods are significantly dependent on travel as a driver of consumer demand. The growing "wealth effect" in emerging markets and the growth in low-cost airlines in both developed and emerging economies, among other factors, have contributed to increased travel levels and increased spending on travel goods over the past ten years, which has in turn contributed to our growth. A significant portion of our consumers travel by air, and many of our products are targeted at travelers in general and at air travelers in particular. The travel industry is highly susceptible to certain kinds of events that can depress travel generally and accordingly depress demand for travel and travel-related products, including outbreaks of contagious disease, natural disasters, acts of war, terrorist attacks or other catastrophic events. Additionally, adverse changes in global economic conditions can have a negative effect on business and leisure travel. If the travel industry is impacted, either globally or in any region in which we have significant operations, by events that depress travel levels, sales of our travel goods could decline significantly, which could have a material adverse effect on our results of operations and financial position.
- **The investor's stake in the Company could be diluted due to the Company issuing additional shares.** In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Atara Feiglin Dzikowski, 40.0% ownership, Common Stock
- David Dahan, 40.0% ownership, Common Stock
- YARN Investments Ltd., 20.0% ownership, Common Stock

Classes of securities

- Common Stock: 5,000,000

Voting Rights *(of this security)*

The holders of the Common Stock shall have voting rights at all meetings of stockholders, each such holder being entitled to one vote for each share thereof held by such holder; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to the Certificate of Incorporation, as amended from time to time, including the terms of any certificate of designations of any series of Preferred Stock that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or the Delaware General Corporations Law. There shall be no cumulative voting in the election of directors or on any other matter.

Dividend Rights (*include if applicable*)

Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors and subject to any preferential dividend or other rights of any then outstanding Preferred Stock and to the requirements of applicable law.

Rights to Receive Liquidation Distributions

Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential or other rights of any then-outstanding Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares.

In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share,ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-08-29.

Financial Condition

Results of Operation

The Company will conduct an equity crowdfunding offering during the last quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Over the past year, the Company incurred several expenses in connection with its business and incurred a net loss in the past year. However, as the Company continues to grow and expand its product offering, management anticipates that it will increase its revenue and profit.

The Company incurred a major one-time expense of $150,000 towards establishing a mass production line for the product, including tooling for the physical product, as well as final software and hardware development for the mass-produced tech unit. After the first 1500 units, the establishment expenses will be covered for this product. The next time an investment for mass production will be needed, will be for the next product.

An additional one-time expense we expect in the coming months will be the production of available large inventory for retail. There is a high demand from department stores and distributors, and when we will have the available capital, we would like to invest in the production and storage of inventory, enabling us to meet the demand and sell also B2B in addition to B2C (as we are currently selling).

Financial Milestones

After successful campaigns in Kickstarter and Indiegogo, 800 units of Samsara smart suitcase sold for $450 per unit. Start of production and delivery is planned for the beginning of 2018.

The company is investing for continued growth of the brand, and is generating sizeable net income losses as a result. In the future, the Company anticipates expanding its research and development to enhance new versions of its current products and develop new products. The Company also plans on increasing its marketing and social media presence, and public relations involvement. It also plans on hiring additional employees to increase its capabilities. This includes hiring designers and engineers to work on future products.

The Company anticipates on increasing its revenue to $15,000,000 in two years and to $40,000,000 in four years.

COGS – Our most conservative estimate is **$200** per unit, we are estimating that this cost will be lower as we produce more units.

Sales projection (in units) for the first five years (in thousands):


70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
7,000
15,000
25,000
40,000
60,000
Year 1
Year 2
Year 3
Year 4
Year 5

Revenue and profit projection for the first five years:


Thousands
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
Year 1
Year 2
Year 3
Year 4
Year 5
Revenue
Net profit before tax

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. As of August 31, 2017, the Company had $183,123 balance of cash and cash equivalents. If the company raises it's offering minimum ($10,000), it can sustain operations at full scale for 2 months, and if it raises ($1,070,000) it can fund operations for 18 months. The Company plans to conduct an equity crowdfunding offering during the third quarter of 2017 for the purpose of raising additional operating capital. See Use of Funds for a detailed description of the intended use of proceeds. Even if the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company, in order to expand operations and R&D for new products.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$10,000,000.00

The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

USE OF PROCEEDS

Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Professional Fees	$2000	$67,400
Net Proceeds	$7,400	$938,400
Use of Net Proceeds:		
R& D & Production:	$7000	$474,700
Marketing:	$0	$133,000
Working Capital	$400	$330,700
Total Use of Net Proceeds	$7,400	$938,400

HA - High Amount.

LA - Low Amount.

Marking - $133,000

Because Samsara is a very innovative product most of the promotion, advertising and sales will be online. Marketing expenses are estimated to be 20% from revenue.

We will use paid media and PR to empower marketing:

Google Ads - $45,000

Facebook ads - $48,000

Social media content - $10,000.

Influences outreach - $10,000.

Public relations - $20,000.

Professional Fees - 67,400

In the coming year we will keep the expenses low as we can-- including salaries and professorial fees.

Designers -

Textile and Fashion Design - $4,500

Industrial Design - $10,400.

Graphical Design (including marketing) - $18,000

Legal Services - $20,000.

Accounting Services - $6000.

Engineers:

Suitcase Engineer consultant - $2,500.

HW Engineer - Consultant $1,500.

Marketing Content Writing - $4,500

R& D & Production

After completing its first stage to develop and produce the first model of the smart aluminum luggage, Samsara's team will continue to develop two additional models of the suitcase in larger dimensions. Samsara team is responsible for Design and R&D of all new features and products. R&D expenses will be about 15% of the revenue.

The founders of Samsara intend to develop new products that combine simplicity, top design and high-end technology.

R&D PLAN

Phone app	$30,000
Suitcase smart unit	$45,000
Biometric lock - next generation	$22,000
Wireless charging - next generation	$10,000
Light	-
Engineering and Assembly	$35,000
Regulation	$21,000
Prototypes - manufacturing	$32,700
Total	$196,000

Manufacturing:

COGS – Our most conservative estimate is **$200** cost per unit, we are estimating that this cost will be lower as we produce more units.

We intend to manufacture 1400 units in the first batch in total cost of $280,000.

Cost per unit

Manufacturing (per unit)	
Body manufacture	$70
Anodizing/ painting	$8
Assembly	
Textile	$12
Wheels	$10
Handle	$10
Polymers	$20
Quality test	$5
Electrical unit	$30
Shipping	$35
	-
Total cost per unit	$200

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.SamsaraLuggage.com in the Investor Relations section. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Samsara Luggage, Inc.

[See attached]

SAMSARA LUGGAGE, INC.

Unaudited Financial Statements For The Period of Inception Through August 31, 2017

September 18, 2017

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Samsara Luggage, Inc.
Wilmington, DE

We have reviewed the accompanying balance sheet of Samsara Luggage, Inc. as of August 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 18, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SAMSARA LUGGAGE, INC.
BALANCE SHEET
AUGUST 31, 2017

ASSETS	
CURRENT ASSETS	
Cash & Cash Equivalents	$ 184,123
TOTAL CURRENT ASSETS	184,123
TOTAL ASSETS	184,123
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts Payable	21,699
Deferred Revenue	284,664
TOTAL CURRENT LIABILITIES	306,363
TOTAL LIABILITIES	306,363
SHAREHOLDER'S EQUITY	
Common Stock (100,000,000 shares authorized, 5,000,000 shares issued and outstanding, $0.0001 par value)	500
Stock Subscriptions Receivable	(500)
Retained Earnings (Deficit)	(122,240)
TOTAL SHAREHOLDER'S EQUITY	(122,240)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 184,123

Unaudited- See accompanying notes.

SAMSARA LUGGAGE, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH AUGUST 31, 2017

Operating Expense		
Research and Development	$	21,800
Operating Costs		95,688
Legal Fees		4,500
Bank Fees		252
Net Income from Operations		(122,240)
Net Income	$	(122,240)

SAMSARA LUGGAGE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH AUGUST 31, 2017

Net Income (Loss) For The Period	$	(122,240)
Cash Flows From Operating Activities		
Change in Deferred Revenue		284,664
Change in Accounts Payable		21,699
Net Cash Flows From Operating Activities		184,123
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		184,123
Cash at End of Period	$	184,123

SAMSARA LUGGAGE INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
For the period from August 17, 2017 (inception) to August 31, 2017
(unaudited)

	Common Stock		Additional	Stock Subscription	Accumulated	Total Stockholders'
	Shares	Amount	paid-in Capital	Receivable	Deficit	Deficit
		$	$		$	$
Inception (August 17, 2017)	-	-	-	-	-	-
5,000,000 shares of common stock issued for cash at $0.001 per share	5,000,000	500	-	(500)	-	-
Loss for the period	-	-	-	-	(122,240)	(122,240)
August 31, 2017	5,000,000	500	-	(500)	(122,240)	(122,240)

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Samsara Luggage, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is developing an Aluminum Smart Suitcase which it intends to begin marketing in November of 2017.

The Company will conduct an equity crowdfund offering during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Fiscal Year End

The Company has adopted a fiscal year end on December 31.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of August 31, 2017. This is primarily composed of revenue for pre-orders made by way of crowdfunding that have not been delivered by the end of the financial reporting period.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of Delaware.

NOTE C- RELATED PARTY TRANSACTIONS

During the period that ended August 31, 2017, the Company issued 5,000,000 shares of stock to a related party at par value for which it had not received payment as of the end of the period. This amount is reflected as a reduction in equity.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 18, 2017, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Jason K.

Samsara Luggage, Inc. is pending **StartEngine Approval.**



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Samsara Luggage, Inc.

The world's 1st smart aluminum suitcase

Small OPO · Hackensack, NJ · Travel/Tourism
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



Meet Samsara Entrepreneurs


"Samsara is for travelers who want to stay productive while they're on the road"
TRAVEL+ LEISURE

WHY SAMSARA? SAMSARA LOOK SMART. TRAVEL SMART

Get much more for much less:

The World's First Smart, Aluminum Suitcase

Invest in Samsara

Samsara means *continuous movement,* providing an ideal name for a luggage and design agency that is bound to change the world of travel.

The Samsara: Carry-On is the world's first smart aluminum suitcase. Finely cut and crafted from aviation-grade aluminum alloy, our suitcase bridges the gap between cutting-edge technology and world-class design.

Our forward-thinking creative team has spent the past two years deconstructing the essence of travel and collaborating to rethink how we can create products that make travel both easy and effortless while maintaining a high-commitment to luxury and design.

It was this commitment... this mission that birthed Samsara -- a product that has accomplished something that has never been done before in the luggage industry -- combing all of the essential elements present in an optimal travel experience: *Convenience. Protection. Luxury. Design. Resourcefulness.*

Here at Samsara, we are changing the way the world travels and we would like for you to join us. We are seeking investors who are passionate about cutting-edge design and have a deep belief in creating a world where travel isn't a hassle but rather an effortless experience. We are looking for movers and shakers that dream to create continuous movement through design.

Investment


PRICE
- Premium aluminum suitcase for half the price.
At least $400 less than others.
SMART FEATURES
- Exactly the ones you need.
- Very simple to operate.
PACKING
- Additional packing space of 1.5 liter due to special wheel design.
- Great packing accessories
DESIGN, DESIGN, DESIGN

$2/share of Common Stock | When you invest you are betting the company's future value will exceed $11M.

Perks

$500 — First 50 investors who invest $500 and up => receive a Samsara suitcase.

$1000 — Invest $1000 and up => receive $100 discount on Samsara Luggage products.

$1500 — Invest $1,500 and up => receive a 3 year discount 20% off all Samsara products.

$5,000 — Invest $5,000 and up => receive a Samsara suitcase.

$10,000 — Invest 10,000 and up => receive a ticket to the Bahamas and a Samsara suitcase for your journey.

**All perks occur after the offering is completed.*

"A smart suitcase that fictional British Super-spy James Bond –– known for his love of quirky gadgets and high-tech hardware –– would surely snap up."

Samsara's Early Success


SAMSARA

It is safe to say the *continuous movement philosophy of living* has been well-received by both consumers and the press (scroll to the bottom to see where we have been featured).

After two extremely successful launches on both Kickstarter and Indiegogo, 800 units of Samsara Smart Cases have been sold for approximately $450 a piece -- shipping and production for these units are expected to take place at the beginning of 2018.

Between both Kickstarter and Indiegogo, we have raised $350,000 through 800 backers!

Introducing Samsara: The World's First Smart, Aluminum Suitcase


SAMSARA





At Samsara Luggage, we seek to be a leader in the $7 trillion global travel industry, developing and manufacturing travel products that combine high-quality materials, innovative design and cutting-edge technology. Here at Samsara Luggage, we seek to cater to the evolving needs of sophisticated frequent travelers and adapt our products as new technologies are introduced to the market.

Continuous Movement With Samsara


SAMSARA
LOOK SMART, TRAVEL SMART
SamsaraLuggage.com

The Samsara Smart Aluminum Suitcase caters to all of the sophisticated traveler's needs. The use of aviation-grade aluminum allows our luggage to be as light as a feather while offering ultra-protection to your belongings. While The Samsara Smart Aluminum Suitcase is both highly durable and even fireproof, it's also recyclable -- *making it as easy on the environment as it is on the consumer*.

In addition to it's both elegant and protective design, the Samsara Suitcase is the ideal travel companion. It has all the smart features you need to change the world on the go. The flat top surface doubles as a mobile desk for your laptop. The unique wheel design delivers a smooth operation while giving you an extra 4 liters of space insider.

The Samsara Suitcase comes with unique packing accessories that transform the way you travel. Built-in LED lights inside the Samsara Suitcase allows you to see inside at night, helping you effortlessly locate your belongings in the dark. The suitcase comes complete with a built-in portable power bank to recharge your devices. And, finally, The Samsara Suitcase is connected to you through a downloadable application on your phone -- you'll instantly get a notification if the bag moves away from your or is opened without you.



Flat top doubles as a mobile desk you can work from, no matter where you are -- meaning you can change the world even while in the midst of travel.



Aviation-grade aluminum allows Samsara to be as light as a feather while offering ultra-protection to your belongings. It is highly durable and even fireproof.



The unique wheel design provides extra packing space inside the suitcase. The wheels also allow the suitcase to easily move in whatever direction you please.



Clean sleek design with greyish charcoal aesthetic allows The Samsara Suitcase to be the perfect accessory while on the go. It looks just as good as it travels.


SAMSARA
SAMSARA FEATURES
DISTANCE ALERT
SUITCASE OPEN ALERT
LED LIGHT
BATTERY%

What Makes Samsara Luggage Exceptional?

- Designed for both efficiency and comfort.
- Flat top works as a functional on-the-go desk.
- Additional packing space due to special wheel design
- More affordable than other aluminum suitcases.
- Crafted with high-grade aviation aluminum.
- Alert when suitcase is moved away from owner.
- LED Light for low-light accessibility.
- Battery for charging laptops and mobile phones
- USB-C compatibility.
- Anodized coating for protection and long-lasting look.
- Comes with a variety of storage options.

Why Aluminum?



Samsara Luggage is constructed from the most natural aluminum available in the luxury suitcase industry. But, we price our luggage hundreds of dollars less than other aluminum suitcases.

The 6061 and 5052 aluminum alloy we use combines Titanium, Magnesium, and Zinc, creating a material that is not only lightweight and durable but also fireproof.

The suitcase is manufactured with an anodized coating -- an electrolytic process that increases the natural oxide layer on the suitcase's surface.

It provides strength without adding weight and protects the suitcase from scratches in addition to corrosion and weather damages. The anodized coating also gives the suitcase its unique colors, which come in Natural Silver and Matte Black.

Not to mention, Aluminum is endlessly recyclable. It has no limit to a number of times it can be recycled!



A $7 Trillion Global Travel Industry

The Global Travel Industry is worth $7.6 trillion according to an analysis done by The World Travel and Tourism Council (Global Economic Impacts & Issues 2017). As flights are multiplying annually, the luggage retail industry is growing rapidly.

Along with this, there is a growing demand for aluminum premium luggage with but a few manufacturers supplying this demand.

The global annual retail market generated $32 billion in 2015 with North America alone generating $8.6 billion of this massive number (Statista 2017).

The annual growth rate in North America has increased 3.7% annually over the past 5 years, while the carry-on luggage segment took up over 33% of the global retail luggage market (Statista 2017).

The global luggage market is expected to have a compound annual growth rate of approximately 6% from $185 billion in 2017 to $196 billion in 2021 (Global Luggage Market 2017-2021).

The factors that will drive this growth are increases in standard of living, technological advancements and growing government support in the tourism industry, as well as increased interest in outdoor activities.





The Samsara Team

Our co-founders, Atara Dzikowski and David Dahan, have successfully combined a love of design, technological innovation, and the need to solve real-life travel challenges to create Samsara. Together with their team of designers and engineers, Atara and David succeed, time and time again, in taking Samsara from vision to product.








SAMSARA
TEAM
Atara Dzikowski
Co-Founder
David Dahan
Co-Founder
Or Shachar
Lead Designer
Eyal Kalman
Lead Engineer
Anat Zafrir
Fashion & Textile Design
Dekel J.Maimon
Branding & Art Direction
Evyatar Peled
Video Design & Animation
Assaf Arviv
Video Design
Dror Rosenfeld
Social Media
DESIGN BOXES
Design Boxes Studio
Product Design
AllBe1
Allbe1 Team
Electronics & Hardware Design



Idea Came to Life.

Information about the context of your company's inception

January 2016

March 2016



R&D Industrial Design.

August 2016



Prototyping.

February 2017



Final Prototype

June 2017

KickStarter Launch.

July 2017

Indiegogo Launch.

July 2017



Final Industrial Design.

August 2017



Mass Production & Quality Assurance.

October 2017

Launch on StartEngine

November 2017

Shipping Samsara Luggage.

In the Press

M · TRAVEL+LEISURE · THE IRISH TIMES · designboom · THE VERGE · WIRED

YAHOO! · Geeky Gadgets · Wonderful Engineering · STASH · eTeknix · AlCircle

reddit · INSIDEHOOK · TRENDHUNTER · The Silicon Review · BACKERKIT · Gadgetsin

GadgetFlow · Newsweek · WHOOPZZ

SHOW MORE

Meet the Founders





Atara Dzikowski

Co-Founder, Director and CEO

Atara has extensive senior managerial experience in development and public affairs, specializing in the fields of art and design. Samsara Luggage was developed within Atara's design house, Design Boxes, which promotes fresh and innovative design while fostering exceptional new talent. Atara has been Chairperson and CEO of Design Boxes (2013-to date). Prior to opening her firm, Atara was Director of Development and Public Affairs of Shenkar College of Engineering, Design and Art ; and spent years working for news stations of leading television networks. In addition, Atara serves as the director of the friends of TAMA Museum. Atara holds a Master's in Public Administration from Clark University in addition to a BA degree in Communication and Management. Atara has been serving as Director and CEO of Samsara since the inception of the company in 2017.

David Dahan

Co-Founder, Director and CTO

David is an entrepreneur specializing in tech R&D and software management with an extensive business background, focusing on business development and strategic planning. Over seven years ago (2009-to date) David Co-Founded Serve Africa Ltd. as the main investor of the firm. Serve Africa is a holding company, mainly providing Satellite IP connectivity communication services throughout the continent of Africa. Prior to that David Founded Viramedics Ltd., a Bio-Tech firm dealing with Skin Cancer detection, working with leading medical institutes worldwide towards clinical studies and implementation. David also serves as a consultant to companies, mainly in software algorithm field - among the companies are Intel corporation, TelMap, Fiberzone networks and more. Over the past two years (2015-to date) David joined Nova-Sight Ltd., a medical device company developing products for diagnostics and therapy in the ophthalmology fields. He holds a B.sc degree in Physics and Computer Science. David has been serving as Director and CTO of Samsara since the inception of the company in 2017.

Offering Summary

Minimum 5,000 shares of common stock ($10,000)

Maximum 535,000 shares of common stock ($1,070,000)

Company	Samsara Luggage, Inc.
Corporate Address	One University Plaza, Suite 505, Hackensack, NJ 07601
Description of Business	The Company was formed in 2017 with the objective of designing and manufacturing exceptionally designed and high quality products to meet the evolving needs of a frequent traveler for a fair price. The Company also seeks present new technologies within the aluminum luggage industry, including the world's first aluminum "smart" suitcase.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$2.00
Minimum Investment Amount (per investor)	$200

Perks

All perks occur after the offering is completed

$500 — First 50 investors who invest $500 and up => receive a Samsara suitcase.
$1000 — Invest $1000 and up => receive $100 discount on Samsara Luggage products.
$1500 — Invest $1,500 and up => receive a 3 year discount 20% off all Samsara products.
$5,000 — Invest $5,000 and up => receive a Samsara suitcase.
$10,000 — Invest 10,000 and up => receive a ticket to the Bahamas* and a Samsara suitcase for your journey.

*From a US destination

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Introducing Samsara. Have you ever wondered about the future of travel? Imagine a future in which your luggage is constructed from the same material as airplanes, supercars and yachts. Inspired by leading manufacturing breakthroughs, we created the first aluminium alley smart suitcase. We live in a world of continuous movement. Creativity is everywhere and we are no longer limited by geographic boundaries. We developed the user-friendly mobile application that connects to sensors within the suitcase. These sensors notify you if the suitcase leaves your presence or was open out of eyesight. Our application will also allow you to control the LED light within the suitcase which will assist you in the dark and long-term battery life powering your Samsara. The hardware will allow you to charge your electronic devices via a USB-C kit. It will also allow you to charge your mobile device up to 10 times. Our team of engineers and designers created our patented product for maximum durability, so your Samsara will endure the test of time. Our luggage has a sleek, ergonomic design with a flat top that allows you to work and stay connected no matter where you are. Our unique wheel design maximizes packing space and allows you to move effortlessly across any surface. We thought of you, our user, while designing this one-of-a-kind item that links classic style with cutting edge technology. Imagine opening your suitcase and finding your travel necessities built into the product, including convenient packing bags, toiletry bag, garmet bag and even a compact gym bag if you work out on your trip. We chose natural aviation aluminium to keep the suitcase extremely lightweight and strong for an easy journey. Samsara's forward-looking creative team collaborated to rethink the essence of travel specifically for your needs. Samsara means continuous movement and we ask you to join us for this exciting journey and support the creation of a new and better way to travel.

Every amazing creation begins with the clash of two very different elements. How is glass created? How do we get to see beautiful rainbows? How do you create a peanut butter and jelly sandwich? In our case, two life partners who love design and technology. Atara, owns a design house, and David, high tech entrepreneur of lots of business travel mileage. This is their creation. Hi, I'm Atara. I'm David. We are the co-founders of Samsara Luggage. We started Samsara, because I wanted to change the way I travel . David challenged me and my design team to resolve some of the problems that he is facing as a frequent traveler. Together with engineers and designers we put together many concepts rethinking the way travel should be supported by luggage. And we came up with Samsara. The traveler needs changed in the last decade and we thought that we need to update the suitcase in order to fit the new needs of the traveler. As NewsWeek said, if James Bond was a real person, he would definitely use Samsara. Samsara developed from a vision that combines personal passion and a business model. I think it's a great opportunity for investors and I welcome you to join us. The luggage market is worth over $7 trillion. We are entering this market with something new. The luggage retail market is growing rapidly as the number of flights has duplicated annually. We are bringing a new approach to the luggage market making premium luggage accessible and tech-oriented. The funds we are raising will be utilized for our MD: for developing the next generation of Samsara and new products that combine design and technology. After launching our product on Kickstarter and IndieGogo we were surprised by the huge amount of approaches that we received. The market is waiting for Samsara. We invite you to join us and expand the company.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

SUBSCRIPTION AGREEMENT

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

%%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

The undersigned understands that %%NAME_OF_ISSUER%%, a Corporation organized under the laws of %%STATE_INCORPORATED%% (the "Company"), is offering up to $%%MAX_FUNDING_AMOUNT%% of (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C, dated %%DATE_OF_LAUNCH%% the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 12 a.m. EST on %%FUNDING_END_DATE%%, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by %%PAYMENT_METHOD%% of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The[a] undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of %%STATE_INCORPORATED%%, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

b) Information Concerning the Company.
i. The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Shares.

i. The undersigned acknowledges that the Company is authorized to issue uncertificated shares, and hereby waives the undersigned's right to receive a stock certificate representing the securities and consents and agrees to the issuance of uncertificated shares.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the %%ISSUER_LOCATION%% which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of %%ISSUER_LOCATION%%, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	**%%ADDRESS_OF_ISSUER%%** **E-mail: %%ISSUER_EMAIL%%** **Attention: %%ISSUER_TITLE%%**
with a copy to:	**Attention: %%LEGAL_NAME%%**

	E-mail: %%LEGAL_EMAIL%%
If to the Purchaser:	**%%VESTING_AS%% E-mail: %%VESTING_AS_EMAIL%% Attention: %%INVESTOR_TITLE%%**

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this %%NOW%%.

PURCHASER (if an individual):
By_%%SUBSCRIBER_SIGNATURE%%____________________ **Name:%%VESTING_AS%%** %%VESTING_AS_EMAIL%% **%%SUBSCRIBER_SIGNATURE%%**

PURCHASER (if an entity):
__%%SUBSCRIBER_SIGNATURE%%____________________ **Legal Name of Entity** **By_____%%SUBSCRIBER_SIGNATURE%%_______________** **Name: %%VESTING_AS%%** %%VESTING_AS_EMAIL%% **Title:%%INVESTOR_TITLE%%**

State/Country of Domicile or Formation: ______________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to %%EQUITY_SHARE_COUNT%% for %%VESTING_AMOUNT%%.

%%NAME_OF_ISSUER%%
By____%%ISSUER_SIGNATURE%%_________________ **Name:** %%NAME_OF_ISSUER%% **Title: %%ISSUER_TITLE%%**

{00438041.DOCX.1}

[a]
Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent

has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.